CERTIFICATE OF DESIGNATION,
PREFERENCES AND RIGHTS
OF
SERIES C CONVERTIBLE PREFERRED STOCK
OF
PLASTINUM POLYMER TECHNOLOGIES CORP.

Pursuant to Section 151 of the General Corporation Law
of the State of Delaware

PLASTINUM POLYMER TECHNOLOGIES CORP., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 151(g) thereof,

DOES HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors by the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended, at a meeting of the Board of Directors held on December 23, 2010, the Board of Directors adopted the following resolution:

RESOLVED, that pursuant to the authority granted to the Board of Directors by the Second Amended and Restated Certificate of Incorporation, as amended (the "Certificate"), the Board of Directors hereby authorizes the creation and issuance of a series of Seven Million (7,000,000) shares of Preferred Stock, $.01 par value, designated as "Series C Convertible Preferred Stock", and hereby fixes the following designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such Series C Convertible Preferred Stock, in addition to those set forth in the Certificate:

Section I.    Preferred Stock.

1.           Designation

The designation of the series of Preferred Stock created hereby is “Series C Convertible Preferred Stock” and the number of shares constituting such series is Seven Million (7,000,000) (the "Series C Preferred Stock").  All shares of Series C Preferred Stock shall be identical with each other in all respects.

2.             Dividends and Distributions.

(a)    If dividends or other distributions are declared or paid on the Common Stock of the Corporation prior to the Conversion Date, then such dividends or distributions shall be declared and paid pro rata on the Common Stock and the Series C Preferred Stock, treating each share of Series C Preferred Stock as the greatest whole number of shares of Common Stock then issuable upon conversion thereof pursuant to Section 5 below.

(b)             Dividends and distributions shall be paid to the holders of record of the Series C Preferred Stock as their names appear on the share register of the Corporation upon a liquidation, dissolution or winding up pursuant to Section 2 below.

2.           Liquidation Preference.

(a)           In the event of any liquidation, dissolution, or winding up of the Corporation, including, without limitation, a Deemed Liquidation, whether voluntary or involuntary (a “Liquidation Event”), the holders of the Series C Preferred Stock, shall be entitled to receive, prior and in preference to any distribution of any of the assets, capital or surplus funds of the Corporation to the holders of the Company's Common Stock or any other holder of a class or series of Company capital stock or other securities of the Company, an amount per share equal to $2.50 per share of Series C Preferred Stock (as adjusted for any stock dividends, combinations, splits or the like with respect to such share) (the “Series C Liquidation Preference”).  If upon the occurrence of a Liquidation Event, (i) the assets, capital and funds thus distributed among the holders of the Series C Preferred Stock shall be insufficient to permit the payment to such holders of the full Series C Liquidation Preference, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series C Preferred Stock in proportion to the aggregate Series C Liquidation Preference each such holder is otherwise entitled to receive or (ii) after payment to the holders of the Series C Preferred Stock their full Series C Liquidation Preference there shall remain assets, capital or funds of the Corporation legally available for distribution to the holders of the Corporation’s Common Stock, then unless the assets of the Corporation are not being liquidated in connection with such Liquidation Event, the holders of the Series C Preferred Stock shall be entitled to receive a distribution of such remaining assets, capital or funds ratably with the holders of the Common Stock as if such Series C Preferred Stock had been converted into Common Stock.

(b)           A “Deemed Liquidation” shall mean (A) the acquisition of the Corporation by another entity or the acquisition of another entity by the Corporation by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, or consolidation other than any merger effected exclusively for the purpose of changing the domicile of the Corporation) or a sale of all or substantially all of the assets of the Corporation unless, in the case of any such transaction, series of transactions or sale, the Corporation’s stockholders of record as constituted immediately prior to such transaction, series of transactions or sale shall, immediately after such transaction, series of transactions or sale (by virtue of securities issued as consideration for the Corporation’s securities or otherwise) hold more than 50% of the voting power and economic interest of the surviving or (in the case of a sale of all or substantially all of the assets of the Corporation) acquiring entity in the same proportions among such stockholders as held by them, and with the same relative powers, privileges, preferences, rights and restrictions as among themselves and as against the Corporation as, immediately prior to such transaction, series of transactions or sale, or (B) a transaction or series of transactions in which a person or group of persons (as defined in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) acquires or following which has acquired beneficial ownership (as determined in accordance with Rule 13d-3 of the Exchange Act) of 50% or more of the voting power or economic interest of the Corporation.

(c)           In the event of any Deemed Liquidation, if the consideration received is other than cash, its value shall be deemed to be its Current Market Price (as such term is defined herein).  The consideration to be received by the holders of Series C Preferred Stock in any such transaction shall be of the same type (cash, securities or other property) and in the same proportion, as is payable to holders of Common Stock as a result of the transaction unless the holders of a majority of the outstanding shares of Series C Preferred Stock consent otherwise.

(d)            For purposes hereof, the “Current Market Price” of any asset other than cash means the greater of :

(A)           $0.025 per share of Common Stock; and

(B)(i)    in the case of a publicly traded security, 90% of the average of the daily closing prices for such security for the 20 consecutive business days commencing 20 business days before the date of determination, in which case the closing price for each day shall be (x) the last reported sales price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the principal national securities exchange on which such security is listed or admitted to trading, or (y) if not listed or admitted to trading on any national securities exchange, the average of the highest reported bid and lowest reported asked prices as furnished by the National Association of Securities Dealers, Inc.’s Automated Quotation System, or the nearest comparable system; provided that in the event that the security for which the Current Market Price is to be determined is subject to any restriction on free marketability, then the method of valuation of such security shall be to take an appropriate discount from the Current Market Price as determined above to reflect the approximate fair market value thereof; and

(ii)    in the case of any other asset, as agreed to in good faith by the Holder and the Board of Directors.

3.           Redemption.

The Series C Preferred Stock shall not have any redemption or similar rights.

4.           Voting Rights.

Each holder of shares of Series C Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series C Preferred Stock would then be automatically converted into if the condition for automatic conversion provided for in Section 5(a) hereof would then be satisfied and shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise expressly provided herein or as required by law, voting together with the Common Stock as a single class) and shall be entitled to notice of any stockholders’ meeting in accordance with the By-Laws of the Corporation.  Fractional votes shall not, however, be permitted and any fractional voting rights shall be rounded upward to the nearest whole number.  For avoidance of doubt, each reference herein to a percentage or other amount of shares of Series C Preferred Stock, the holders of which are entitled to consent rights, approval rights or other rights, shall be deemed to refer to such percentage or other amount of the voting power of such shares determined as provided above.

5.           Conversion.

(a)           Each share of Series C Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Price upon the filing by the Company of a Current Report on Form 8-K disclosing an amendment to the Corporation’s Certificate of Incorporation either providing for an increase in the number of authorized shares of Common Stock to such number as would permit the issuance of Common Stock upon the conversion of the Series C Preferred Stock or providing for a reverse stock split, in either case to permit the conversion of all outstanding shares of Series C Preferred Stock, such date being referred to herein as the “Conversion Date”.  A holder of shares of Series C Preferred Stock shall not have the option to convert the shares of Series C Preferred Stock into Common Stock prior to the Conversion Date.  The number of shares of Common Stock into which each share of Series C Preferred Stock shall be converted on the Conversion Date shall be determined by dividing $2.50 by the Conversion Price in effect at the time of conversion.  The Conversion Price shall initially be $0.025 per share (as adjusted for any stock dividends, combinations, splits or the like with respect to the Series C Preferred Stock).

(b)           The Corporation shall, within five business days following the Conversion Date, issue and deliver to such holder, or to its nominee, at such holder’s address as shown in the records of the Corporation, a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof.

(c)           No fractional shares of Common Stock shall be issued upon conversion of shares of Series C Preferred Stock and, after aggregating all fractional shares subject to conversion, any remaining fractional share to which the holder would otherwise be entitled shall be rounded up to the nearest whole number.

(d)           As of the Conversion Date, all shares of Series C Preferred Stock shall no longer be deemed to be outstanding, and all rights with respect to such shares shall immediately cease and terminate, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and the payment of any declared and unpaid dividends thereon.  On the Conversion Date, the shares of Common Stock issuable upon such conversion shall be deemed to be outstanding, and the holder thereof shall be entitled to exercise and enjoy all rights with respect to such shares of Common Stock.  All shares of Series C Preferred Stock shall, from and after the Conversion Date, be deemed to have been retired and cancelled and shall not be reissued as Preferred Stock, and the Corporation may thereafter take such appropriate action as may be necessary to reduce accordingly the authorized number of shares of Preferred Stock.

(f)            The term “Conversion Price” shall mean, as of any time, the Conversion Price of the Series C Preferred Stock as specified in paragraph (a) of this Section 5 in case no adjustment shall have been required, or such Conversion Price as adjusted and further adjusted pursuant to this paragraph (f) of this Section 5, as the case may be.

(1)           If the Corporation shall effect a subdivision of the outstanding Common Stock, the Conversion Price then in effect immediately before such subdivision shall be proportionately decreased.  If the Corporation shall combine the outstanding shares of Common Stock, the Conversion Price then in effect immediately before the combination shall be proportionately increased.  If the Corporation shall make or issue a dividend or other distribution payable in securities, then and in each such event provision shall be made so that the holders of shares of the Series C Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the amount of securities that they would have received had their Series C Preferred Stock been converted into Common Stock on the date of such event and had they thereafter during the period from the date of such event to and including the Conversion Date, retained such securities receivable by them as aforesaid during such period giving effect to all adjustments called for during such period under this paragraph with respect to the rights of the holders of the Series C Preferred Stock.  If the Corporation shall reclassify its Common Stock (including any reclassification in connection with a consolidation or merger in which the Corporation is the surviving corporation), then and in each such event provision shall be made so that the holders of Series C Preferred Stock shall receive upon conversion thereof, the amount of such reclassified Common Stock that they would have received had their Series C Preferred Stock been converted into Common Stock immediately prior to such reclassification and had they thereafter during the period from the date of such event to and including the Conversion Date, retained such reclassified Common Stock giving effect to all adjustments called for during such period under this paragraph with respect to the rights of these holders of the Series C Preferred Stock.

(2)           Whenever the Conversion Price shall be adjusted as provided in this Section 5, the Corporation shall forthwith provide notice of such adjustment to each holder of shares of the Series C Preferred Stock, a statement, certified by the chief financial officer of the Corporation, showing in detail the facts requiring such adjustment and the Conversion Price that shall be in effect after such adjustment.  The Corporation shall send such notice and statement by first class mail, postage prepaid, to each holder of record of Series C Preferred Stock at such holder’s address as shown in the records of the Corporation.

(3)           If a state of facts shall occur which, without being specifically controlled by the provisions of this Section 5, would not fairly protect the conversion rights of the holders of the Series C Preferred Stock in accordance with the essential intent and principles of such provisions, then the Board of Directors of the Corporation shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to protect such conversion rights.

6.           Protective Provision.  For so long as any shares of Series C Preferred Stock are outstanding, the Company shall not, without the affirmative vote of the holders of at least a majority of the shares of Series C Preferred Stock then outstanding, alter or change the powers, preferences or rights given to the Series C Preferred Stock or alter or amend this Certificate of Designation.

IN WITNESS WHEREOF, this Certificate of Designation has been signed on this 13th day of January, 2011, and the signature of the undersigned shall constitute the affirmation and acknowledgement of the undersigned , under penalties of perjury, that this Certificate if the act of the undersigned and that the facts stated in this Certificate are true.

PLASTINUM POLYMER TECHNOLOGIES CORP.

By:	/s/ Jacques Mot
Name: Jacques Mot
Title: President